Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) GENERAL MANDATE TO ISSUE SHARES

(2) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

AND

(3) NOTICE OF AGM

A notice convening the AGM to be held at 9:30 a.m. on Wednesday, 30 June 2021 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the AGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM or any adjourned meeting should you so wish.

13 May 2021

CONTENTS

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF AGM	8

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“AGM”	an annual general meeting of the Company to be convened at 9:30 a.m. on Wednesday, 30 June 2021

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of the Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSRC”	the China Securities Regulatory Commission

“Debt Financing Instruments”	the debt financing instruments to be issued by the Company and/or its controlled or wholly-owned subsidiary in one or multiple tranches, including but not limited to corporate bonds, ultra short- term financing bills, short-term financing bills, mid-term notes

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	7 May 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange

DEFINITIONS

“Proposed Issuance”	the proposed issuance of the Debt Financing Instruments by the Company

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the holders of the Shares

“Shares”	collectively, A Shares and H Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Unit 301, 3/F, Office Tower
Executive Directors: Ma Xu Lun (Chairman and President) Han Wen Sheng	Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou
PRC 510530
Independent Non-Executive Directors:
Liu Chang Le
Gu Hui Zhong
Guo Wei
Yan Yan

Supervisors:
Li Jia Shi (Chairman of the Supervisory Committee)
Mao Juan
Lin Xiao Chun
13 May 2021

To the Shareholders

Dear Sir or Madam,

(1) GENERAL MANDATE TO ISSUE SHARES

(2) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

AND

(3) NOTICE OF AGM

1.	INTRODUCTION

The purposes of this circular are, among other things, (1) to provide you with further information in relation to the proposed grant of general mandate to the Board to issue Shares and the Proposed Issuance; and (2) to give you notice of the AGM, to enable you to make an informed decision on whether to vote for or against the resolutions at the AGM.

2.	GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to give an unconditional general mandate to the Board, to separately or concurrently, allot, issue, and deal with additional A Shares and H Shares of the Company and to make or grant offers, agreements or options in respect thereof, with a total number of Shares not exceeding 20% of the total number of each of the existing A Shares and H Shares in issue as at the date of passing the relevant resolution at the AGM (the “General Mandate”), at a discount (if any) of no more than 20% to the benchmark price as required by Rule 13.36(5) of the Listing Rules.

LETTER FROM THE BOARD

The General Mandate will lapse until the earlier of:

(a)	the conclusion of the 2021 annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board under this resolution by a special resolution of the Shareholders at a general meeting.

The Company shall obtain the approval of the CSRC and other relevant authorities for any issue of new Shares under the General Mandate. Pursuant to the relevant laws and regulations of the PRC, any further issuance of A Shares would still require the approval of the Shareholders at a general meeting even if the General Mandate is approved at the AGM.

As at the Latest Practicable Date, the Company had in issue 15,329,356,191 Shares including 11,054,211,342 A Shares and 4,275,144,849 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company would be allowed to allot, issue and deal with up to a maximum of 2,210,842,268 A Shares and 855,028,969 H Shares, respectively, representing 20% of the number of A Shares and H Shares in issue, respectively, on the basis that no further A Shares and H Shares will be issued by the Company prior to the AGM.

It is also proposed at the AGM to give a conditional general mandate to the Board to increase the registered capital of the Company to reflect the issuance of Shares authorised under the General Mandate, to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increase in the registered capital of the Company, and to take any other action and go through any procedure required to effect such increase of the registered capital of the Company.

3.	GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

General

In order to meet the demand of the operation of the Company, optimize and adjust its debt structure and lower its financing costs, the Company proposes to issue one or a portfolio of Debt Financing Instruments in one or multiple tranches. In order to seize the market opportunity and improve the financing flexibility and efficiency, the Board has resolved to obtain the general mandate to issue the Debt Financing Instruments, which shall be subject to the Shareholders’ approval by way of a special resolution at the AGM.

LETTER FROM THE BOARD

Particulars of Proposed Issuance

Particulars regarding the Proposed Issuance are as follows:

(i)	Issuer:	the Company and/or its controlled or wholly-owned subsidiary, and the specific issuer shall be determined by the Board according to the needs of issuance

(ii)	Issue size:	the total balance of the Debt Financing Instruments outstanding will be within the permissible size for debt issuance in accordance with the requirements of the applicable laws, and the specific issue size shall be determined by the Board according to the capital needs and the market conditions

(iii)	Term and type:	not more than 15 years for one single-term instrument or a portfolio of instruments with various terms (excluding perpetual bonds), and the specific term composition and the issue size of different types of instruments with various terms shall be determined by the Board according to the relevant requirements and market conditions

(iv)	Use of proceeds:	the proceeds to be raised from the Proposed Issuance are intended to be used towards meeting the demand of the Company’s operations, adjusting its debt structure, replenishing its working capital and/or investment in its projects, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs

(v)	Term of validity of the mandate:	from the date of the passing of the resolution at the AGM to the date of the 2021 annual general meeting of the Company

If the Board and/or its authorised person has resolved to issue the Debt Financing Instruments within the term of the above general mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the valid period of such approval, permission or registration.

LETTER FROM THE BOARD

Authorisation to the Board

It is proposed to the Shareholders at the AGM to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions:

(i)

to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the Proposed Issuance (including, but not limited to, the issue size, principal amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the Proposed Issuance);

(ii)

to make adjustments to the specific plans for the Proposed Issuance in accordance with the opinions of the relevant regulatory authorities or the then prevailing market conditions within the authority of the Board, in the case of any change in policies of regulatory authorities in relation to the Proposed Issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association of the Company; and

(iii)

to determine and handle all relevant matters relating to the listing of the Debt Financing Instruments upon the completion of the Proposed Issuance, and other matters relating to the repayment of principal and interest and trading of the Debt Financing Instruments during their terms.

4.	AGM

A notice convening the AGM to be held at 9:30 a.m. on Wednesday, 30 June 2021 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the AGM, the Company’s register of members will be closed from Monday, 31 May 2021 to Wednesday, 30 June 2021, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the AGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at or before 4:30 p.m. on Friday, 28 May 2021, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the AGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Wednesday, 9 June 2021 and (ii) the form of proxy enclosed in the notice of AGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending the AGM and voting in person if you so wish.

LETTER FROM THE BOARD

5.	RECOMMENDATION OF THE BOARD

The Directors believe that all the resolutions proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM as set out in the notice of AGM.

6.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Ma Xu Lun
Chairman

NOTICE OF AGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Wednesday, 30 June 2021 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 13 May 2021 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	the Report of the Directors of the Company for the year 2020;

2.	the Report of the Supervisory Committee of the Company for the year 2020;

3.	the audited consolidated financial statements of the Company for the year 2020;

4.	the profit distribution proposal of the Company for the year 2020;

Considering that the Company suffered an operating loss for the year 2020, which does not meet the conditions for profit distribution as required under the Articles of Association, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year 2020.

5.	the appointment of external auditor;

To agree to appoint KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2021 and to appoint KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2021, and to authorise the Board to determine their remuneration based on the actual work done;

NOTICE OF AGM

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

6.	THAT

(A)	the Board of the Company be and is hereby authorised to allot, issue and deal with additional shares of the Company under the general mandate.

(1)

subject to paragraph (3) of this resolution, the Board of the Company be and is hereby generally and unconditionally authorised to exercise during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as “Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers;

(2)

the authorisation to the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period be and is hereby approved;

(3)

the number of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the authorisation in paragraph (1) of this resolution shall not exceed 20% of the total number of each of the Company’s existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

(4)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earlier of:

(a)	the conclusion of the 2021 annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company’s shareholders at a general meeting.

(B)

the Board of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised pursuant to the above paragraph (A) of this resolution, to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company upon the allotment or issuance of shares, and to take any other action and go through any procedure required to effect such increase of the registered capital of the Company.

NOTICE OF AGM

7.

THAT the Board be and is hereby authorised to determine the specific Debt Financing Instruments and issuance plan, and to issue, in one or multiple tranche(s), Debt Financing Instruments within the permissible size for debt issuance in accordance with the requirements of the applicable laws and regulations under the general mandate.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

13 May 2021

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Yan as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the AGM

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Monday, 31 May 2021 (“Eligible Shareholders”) or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the AGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the AGM

a.

Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Wednesday, 9 June 2021, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

b.

When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Friday, 28 May 2021.

d.	31 May 2021 to 30 June 2021 (both days inclusive), during which period no transfer of H Shares will be registered.

NOTICE OF AGM

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Important notice in relation to pandemic prevention and control

In the event that the containment of the novel coronavirus pneumonia pandemic is still ongoing at the time of the AGM, in order to cooperate with the prevention and control of the pandemic so as to safeguard the health and safety of the shareholders and the participants of the meeting, at the same time ensuring that the shareholders may exercise their respective shareholders’ rights, the Company recommends holders of the H Shares and their proxies intending to attend the AGM to vote by completing and submitting the proxy form, i.e. to indicate how you wish your votes to be cast in the proxy form, and appoint the Chairman of the AGM as your proxy to vote on your behalf on site.

In case holders of the H Shares or their proxies choose to attend the meeting in person by then, they must comply with the policies and requirements regarding the containment of novel coronavirus pneumonia pandemic. On the way to, from and at the venue of the AGM, please adopt proper personal preventive measures. Upon arrival at the venue of the AGM, please follow the arrangement and guidance of the staff and cooperate with the pandemic prevention and control requirements including, among others, attendee registration, temperature check and wearing of masks.

5.	Miscellaneous

a.	The AGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Xiao

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.